BEA 東亞銀行

Our Ref: SHR/06/63

July 17, 2006

RECEIVED
2006 JUL 24 P 2:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**BY REGISTERED AIRMAIL**

Securities and Exchange Commission [redacted]
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street,
Washington, DC 20549,
U.S.A.

06015426

**SUPPL**

Ladies and Gentlemen,

**Re: The Bank of East Asia, Limited**
**Rule 12g3-2(b) Exemption File No. 82-3443**

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of The Bank of East Asia, Limited (the "Company"), enclosed for your attention are the documents described in the Annex hereto.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities & Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 3608 5068 in Hong Kong if you have any questions.

Thank you for your attention to this matter.

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

PROCESSED
JUL 24 2006
THOMSON FINANCIAL

Molly Ho Kam-lan
Company Secretary

MH/TT/im/610
Encls.

The Bank of East Asia, Limited 東亞銀行有限公司
10 Des Voeux Road Central, Hong Kong 香港中環德輔道中 10 號
Telephone 電話 (852) 3608 3608 Facsimile 傳真 (852) 3608 6000 Telex 電傳 HX 73017
www.hkbea.com

GF 188 (06/2005)

RECEIVED
2006 JUL 24 P 2:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

File No. 82-3443

Annex to Letter to the SEC
dated July 17, 2006 of
The Bank of East Asia, Limited

The documents below are being furnished to the SEC to supplement information provided since May 11, 2006 with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

1. Document : Form AR1 Annual Return
   Date : May 12, 2006
   Source of Requirement : Hong Kong Companies Ordinance

2. Document : Form AC1 Statement of Particulars of Subsidiaries
   Date : May 12, 2006
   Source of Requirement : Hong Kong Companies Ordinance

3. Document : Form AC2 Statement of Particulars of Shareholdings in Non-Subsidiary Companies
   Date : May 12, 2006
   Source of Requirement : Hong Kong Companies Ordinance

4. Document : Press Announcement in respect of Connected Transaction
   Date : May 18, 2006
   Source of Requirement : The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HKSE Listing Rules")

5. Document : Form SC1 Return of Allotments
   Date : May 30, 2006
   Source of Requirement : Hong Kong Companies Ordinance

6. Document : Form SC1 Return of Allotments
   Date : June 30, 2006
   Source of Requirement : Hong Kong Companies Ordinance

7. Document : Notification of Board meeting declaring the interim results and interim dividend for the six months ended June 30, 2006
   Date : July 3, 2006
   Source of Requirement : Hong Kong Companies Ordinance

公司註冊處
Companies Registry

# Annual Return

(公司條例第 107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

**1 公司名稱 Company Name**

東亞銀行有限公司
The Bank of East Asia, Limited

(Note 8) **2 商業名稱 Business Name**

--

**3 公司類別 Type of Company**

*請在有關空格內加 ✓ 號 Please tick the relevant box*

☐ 有股本的私人公司 Private Company having a share capital

☑ 其他 Others

**4 本申報表日期 Date of this Return**

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 07 | 04 | 2006 |

***(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。***
***For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)***

(Note 9) **5 註冊辦事處地址 Address of Registered Office**

No.10 Des Voeux Road Central, Hong Kong

(Note 10) **6 電郵地址 E-mail Address**

(Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference: (LNL) / T0180021 / 19/05/2006

**請勿填寫本欄 For Official Use**

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

## 7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額

Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

US$18,430,110.51 + EUR13,650.00

(註 Note 11)

## 8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

*(有股本的公司毋須填報此項 Company having a share capital need not complete this section)*

截至本申報表日期的成員數目

Number of member(s) as at the Date of this Return

(註 Note 12)

## 9 股本 Share Capital

*(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)*

| | 截至本申報表日期 As at the Date of this Return | | | | |
|---|---|---|---|---|---|
| | 法定股本 Authorized Share Capital | 已發行股本 Issued Share Capital | | | |
| 股份類別 Class of Shares | 總面值 ***Total*** Nominal Value † | 已發行股份數目 Number of Shares Issued (a) | 每股已發行股份的面值 Nominal Value of Each Share Issued † (b) | 已發行股份的*總*面值 ***Total*** Nominal Value of Shares Issued † (a) x (b) | 已發行股份的已繳股款*總*值 (不包括溢價) ***Total*** Paid up Value of Shares Issued † (excluding premium) |
| Ordinary | HK$6,500,000,000.00 | 1,517,619,871 | HK$2.50 | HK$3,794,049,677.50 | HK$3,794,049,677.50 |
| | | | | | |
| | | | | | |
| | | | | | |
| 總值 Total | HK$6,500,000,000.00 | 1,517,619,871 | | HK$3,794,049,677.50 | HK$3,794,049,677.50 |

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

E Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

*(如未能盡錄於下列表格內，請用續頁 A 填報 Use Continuation Sheet A if there is insufficient space)*

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

| 股份類別 Class of Shares | Ordinary |
|---|---|

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。

If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

| 姓名／名稱 Name | 地址 Address | 股份 Shares | | | 備註 Remarks |
|---|---|---|---|---|---|
| | | 現時持有量 Current Holding | 轉讓 Transferred | | |
| | | | 數目 Number | 日期 Date | |
| | See the attached CD-Rom | | | | |
| | 總數 Total | 1,517,619,871 | | | |



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

## 11 秘書 Secretary

### A. 個人秘書 Individual Secretary

*(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)*

| | |
|---|---|
| 中文姓名 Name in Chinese | 何金蘭 |
| 英文姓名 Name in English | 姓氏 Surname: Ho; 名字 Other Names: Kam Lan |
| 前用姓名 Previous Names | -- |
| 別名 Alias | -- |
| (註 Note 14) 香港住址 Hong Kong Residential Address | Flat A, 15th Floor, Block 1, Sherwood Court, 18 Kwai Sing Lane, Happy Valley, Hong Kong |
| (註 Note 15) 電郵地址 E-mail Address | -- |

(註 Note 16) 身份證明 Identification

| | | |
|---|---|---|
| a 香港身份證號碼 Hong Kong Identity Card Number | D289463(8) | |
| b 海外護照 Overseas Passport | 簽發國家 Issuing Country: -- | 號碼 Number: -- |

### B. 法人團體秘書 Corporate Secretary

*(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)*

| | |
|---|---|
| (註 Note 17) 中文名稱 Name in Chinese | |
| (註 Note 17) 英文名稱 Name in English | |
| (註 Note 18) 香港地址 Hong Kong Address | |
| (註 Note 15) 電郵地址 E-mail Address | |
| 公司編號 Company Number *(只適用於在香港註冊的法人團體) (Only applicable to body corporate registered in Hong Kong)* | |

## 12 董事 Director

### A. 個人董事 Individual Director

*(如超過兩名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 2 individual directors)*

(Note 19) 1 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: --

| | |
|---|---|
| 中文姓名 Name in Chinese | 李國寶 |

| 英文姓名 Name in English | 姓氏 Surname | 名字 Other Names |
|---|---|---|
| | Li | Kwok Po, David |

| | |
|---|---|
| 前用姓名 Previous Names | -- |
| 別名 Alias | -- |

(Note 20) 住址 Residential Address

| Address | 國家 Country |
|---|---|
| Penthouse A, Tower 2, Dynasty Court, 23 Old Peak Road, Hong Kong | -- |

(Note 21) 電郵地址 E-mail Address: --

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A982004(6)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| -- | -- |



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

255

## 12 董事 Director (續上頁 cont'd)

註 Note 19) **2 身份 Capacity**

| | |
|---|---|
| ☑ 董事 Director | |
| ☐ 候補董事 Alternate Director | 代替 Alternate to: -- |

| 中文姓名 Name in Chinese | 李福和 | |
|---|---|---|
| 英文姓名 Name in English | 姓氏 Surname: Li | 名字 Other Names: Fook Wo |
| 前用姓名 Previous Names | -- | |
| 別名 Alias | -- | |

註 Note 20) **住址 Residential Address**

| | |
|---|---|
| A501, Villa Verde, 18 Guildford Road, The Peak, Hong Kong | 國家 Country: -- |

註 Note 21) **電郵地址 E-mail Address**: --

註 Note 22) **身份證明 Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: A109478(8)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| -- | -- |

## 12 董事 Director (續上頁 cont'd)

### B. 法人團體董事 Corporate Director

*(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)*

注 Note 19) 1 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

注 Note 23) 地址 Address

國家 Country

注 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
*(只適用於在香港註冊的法人團體)*
(Only applicable to body corporate registered in Hong Kong)

注 Note 19) 2 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

注 Note 23) 地址 Address

國家 Country

Note 21) 電郵地址 E-mail Address

公司編號 Company Number
*(只適用於在香港註冊的法人團體)*
*(Only applicable to body corporate registered in Hong Kong)*

## 12 董事 Director (續上頁 cont'd)

### C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名
Name in Chinese

英文姓名
Name in English

姓氏 Surname

名字 Other Names

前用姓名
Previous Names

別名
Alias

註 Note 20) 住址
Residential Address

國家 Country

註 Note 21) 電郵地址
E-mail Address

註 Note 22) 身份證明 Identification

a 香港身份證號碼
Hong Kong Identity Card Number

b 海外護照
Overseas Passport

簽發國家 Issuing Country

號碼 Number



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

## 13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

| 登記冊 Register | 地址 Address |
|---|---|
| a 成員登記冊 Register of Members | Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong |
| b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)* | 20/F., Charter House, 8 Connaught Road, Central, Hong Kong |

(See Note 24)

## 14 隨表提交的帳目所涵蓋的會計結算始末日期
**Period Covered by Accounts Submitted with this Form**
*(私人公司毋須填報此項 A private company need not complete this section)*

| 日 DD | 月 MM | 年 YYYY | 至 To | 日 DD | 月 MM | 年 YYYY |
|---|---|---|---|---|---|---|
| 01 | 01 | 2005 | | 31 | 12 | 2005 |

## 15 證明書 Certificate

*(此項證明只適用於私人公司。如不適用，請刪去此項。)*
*(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)*

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立爲法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。~~
~~I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

本申報表包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。
This Return includes __--__ Continuation Sheet(s) A, __--__ Continuation Sheet(s) B, __14__ Continuation Sheet(s) C and __--__ Continuation Sheet(s) D.

簽署 Signed :

姓名 Name : Ho Kam Lan
~~董事 Director~~ / 秘書 Secretary *

日期 Date : 12th May, 2006
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

| 日 DD | 月 MM | 年 YYYY |
| --- | --- | --- |
| 07 | 04 | 2006 |

公司編號 Company Number: 255

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

註 Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 黃頌顯

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
| --- | --- |
| Wong | Chung Hin |

前用姓名 Previous Names: --

別名 Alias: --

註 Note 20) 住址 Residential Address

D72 Carolina Gardens, 34 Coombe Road,
Hong Kong

國家 Country: --

註 Note 21) 電郵地址 E-mail Address: --

註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A918026(8)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
| --- | --- |
| -- | -- |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form AR1

本申報表日期 Date of Return

| 07 | 04 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

255

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 李兆基

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Lee | Shau Kee |

前用姓名 Previous Names: --

別名 Alias: --

註 Note 20) 住址 Residential Address: 36, MacDonnell Road, 22/F., Hong Kong

國家 Country: --

註 Note 21) 電郵地址 E-mail Address: --

註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A620864(1)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| -- | -- |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

| 日 DD | 月 MM | 年 YYYY |
| --- | --- | --- |
| 07 | 04 | 2006 |

公司編號 Company Number: 255

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to: --

中文姓名 Name in Chinese: 黃子欣

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
| --- | --- |
| Wong | Chi Yun, Allan |

前用姓名 Previous Names: --

別名 Alias: --

註 Note 20) 住址 Residential Address

12 Bowen Road, 29/F. & 30/F., Hong Villa,
Hong Kong

國家 Country: --

註 Note 21) 電郵地址 E-mail Address: --

註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A957296(4)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
| --- | --- |
| -- | -- |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

| 07 | 04 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number: 255

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to: --

中文姓名 Name in Chinese: 李國星

英文姓名 Name in English:

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Li | Kwok Sing |

前用姓名 Previous Names: --

別名 Alias: --

(Note 20) 住址 Residential Address: B25, Estoril Court, 55 Garden Road, Hong Kong — 國家 Country: --

(Note 21) 電郵地址 E-mail Address: --

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D042347(6)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| -- | -- |

本申報表日期 Date of Return

| 07 | 04 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number: 255

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

註 Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 彭玉榮

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Pang | Yuk Wing, Joseph |

前用姓名 Previous Names: --

別名 Alias: --

註 Note 20) 住址 Residential Address: Flat B, 23/F., Block 9, Braemar Hill Mansion, 31 Braemar Hill Road, North Point, Hong Kong

國家 Country: --

註 Note 21) 電郵地址 E-mail Address: --

註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A862765(A)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| -- | -- |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form ARI

| 本申報表日期 Date of Return | | |
|---|---|---|
| 07 | 04 | 2006 |
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number: 255

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to: --

中文姓名 Name in Chinese: 蒙民偉

英文姓名 Name in English:

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Mong | Man Wai, William |

前用姓名 Previous Names: --

別名 Alias: --

(Note 20) 住址 Residential Address: No.6 Essex Crescent, Kowloon Tong, Kowloon, Hong Kong — 國家 Country: --

(Note 21) 電郵地址 E-mail Address: --

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: B172255(2)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| -- | -- |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

| 07 | 04 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number: 255

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to: --

中文姓名 Name in Chinese: 陳棋昌

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Chan | Kay Cheung |

前用姓名 Previous Names: --

别名 Alias: --

Note 20) 住址 Residential Address: 22A Broadway, 8th Floor, Mei Foo Sun Chuen, Kowloon

國家 Country: --

Note 21) 電郵地址 E-mail Address: --

Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: B905121(5)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| -- | -- |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

| 07 | 04 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number: 255

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 羅友禮

英文姓名 Name in English:

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Lo | Yau Lai, Winston |

前用姓名 Previous Names: --

別名 Alias: --

(Note 20) 住址 Residential Address: 5/F., Faber Villa, 17 Tai Tam Road, Stanley, Hong Kong

國家 Country: --

(Note 21) 電郵地址 E-mail Address: --

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A909089(7)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| -- | -- |

本申報表日期 Date of Return

| 07 | 04 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

255

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 邱繼炳

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Khoo | Kay Peng |

前用姓名 Previous Names: --

別名 Alias: --

註 Note 20) 住址 Residential Address: 189 Jalan Ampang, 50450 Kuala Lumpur, Malaysia

國家 Country: Malaysia

註 Note 21) 電郵地址 E-mail Address: --

註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P685205(3)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| -- | -- |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form AR1

本申報表日期 Date of Return

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 07 | 04 | 2006 |

公司編號 Company Number: 255

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 郭炳江

英文姓名 Name in English:

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Kwok | Ping Kwong, Thomas |

前用姓名 Previous Names: --

別名 Alias: --

(Note 20) 住址 Residential Address: 8A, South Bay Road, Repulse Bay, Hong Kong

國家 Country: --

(Note 21) 電郵地址 E-mail Address: --

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A991900(A)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| -- | -- |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

| 07 | 04 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

255

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

註 Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 李澤楷

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Li | Tzar Kai, Richard |

前用姓名 Previous Names: --

別名 Alias: --

註 Note 20) 住址 Residential Address: 84 Peak Road, House B, Hong Kong

國家 Country: --

註 Note 21) 電郵地址 E-mail Address: --

註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D544977(5)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| -- | -- |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form AR1

本申報表日期 Date of Return

| 07 | 04 | 2006 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number

255

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 陳文裘

英文姓名 Name in English

| Tan | Man Kou |
|---|---|
| 姓氏 Surname | 名字 Other Names |

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address: Flat 10C, Sea Cliff Mansion, 19 Repulse Bay Road, Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: mktan@netvigator.com

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A799093(9)

b 海外護照 Overseas Passport

| -- | -- |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

| 本申報表日期 Date of Return | | |
|---|---|---|
| 07 | 04 | 2006 |
| 日 DD | 月 MM | 年 YYYY |

公司編號 Company Number: 255

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

| 中文姓名 Name in Chinese | 駱錦明 |
|---|---|

| 英文姓名 Name in English | Lo | Chin Ming, Kenneth |
|---|---|---|
| | 姓氏 Surname | 名字 Other Names |

| 前用姓名 Previous Names | -- |
|---|---|
| 別名 Alias | -- |

註 Note 20) 住址 Residential Address

| 11, Alley 88, Lane 25, Tung-Shan Rd., Shih-Lin District, Taipei, Taiwan | -- |
|---|---|
| | 國家 Country |

註 Note 21) 電郵地址 E-mail Address: --

註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: --

b 海外護照 Overseas Passport

| Republic of China | 212090427 |
|---|---|
| 簽發國家 Issuing Country | 號碼 Number |

指明編號 2/2004 (修訂) (2004 年 2 月)
*Specification No. 2/2004 (Revision) (Feb. 2004)*

本申報表日期 Date of Return

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 07 | 04 | 2006 |

公司編號 Company Number: 255

## 個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to: --

中文姓名 Name in Chinese: 李福全

英文姓名 Name in English

| 姓氏 Surname | 名字 Other Names |
|---|---|
| Li | Fook Chuen, Eric |

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address: 16A Harbourview, 11 Magazine Gap Road, Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E162384(6)

b 海外護照 Overseas Passport

| 簽發國家 Issuing Country | 號碼 Number |
|---|---|
| -- | -- |

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

公司註冊處
Companies Registry

# Statement of Particulars of Subsidiaries

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

表格 Form **AC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情
**The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement**

財政年度的終結日期
**Closing Date of the Financial Year**

| 31 | 12 | 2005 |
|---|---|---|
| 日 DD | 月 MM | 年 YYYY |

本陳述書包括 ________ 頁附表。

This Statement includes 15 page(s) of Schedule.

簽署 Signed :

姓名 Name : HO Kam Lan

~~董事 Director~~ / ~~秘書~~ Secretary *

日期 Date : 12th May, 2006

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 4) 提交人的資料 Presentor's Reference

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

公司編號 Company Number

255

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
| Asia Strategic Capital Limited | British Virgin Islands | Ordinary | | 100% |
| Asia Strategic Investment Management Limited | Hong Kong | Ordinary | | 100% |
| Bank of East Asia (Trustees) Limited | Hong Kong | Ordinary | 100% | |
| BC (BVI) Holdings Limited | British Virgin Islands | Ordinary | 100% | |
| BEA Pacific Asia Limited | Hong Kong | Ordinary | | 100% |
| BEA Pacific Holding Company Limited | Bermuda | Ordinary | 100% | |
| BEA Pacific Limited | Hong Kong | Ordinary | | 100% |
| BEA Pacific Nominee Limited | Hong Kong | Ordinary | | 100% |
| BEA Pacific (Vanuatu) Limited | Vanuatu | Ordinary | 100% | |
| BEAC Limited | Hong Kong | Ordinary | 100% | |
| BEAF Limited | Hong Kong | Ordinary | 100% | |
| Blue Care (BVI) Holdings Limited | British Virgin Islands | Ordinary | | 100% |
| Blue Cross (Asia-Pacific) Insurance Limited | Hong Kong | Ordinary | 100% | |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

255

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
| EA China Finance Limited | British Virgin Islands | Ordinary | | 100% |
| EA Nominees Limited | Hong Kong | Ordinary | | 100% |
| EA Securities Limited | Hong Kong | Ordinary | | 100% |
| East Asia Asset Management Company Limited | Hong Kong | Ordinary | 100% | |
| East Asia Electronic Data Processing (Guangzhou) Limited | People's Republic of China | N/A | | 100% |
| East Asia Facility Management Limited | Hong Kong | Ordinary | | 100% |
| East Asia Financial Holding (BVI) Limited | British Virgin Islands | Ordinary | 100% | |
| East Asia Financial Services (BVI) Ltd. | British Virgin Islands | Ordinary | 100% | |
| East Asia Futures Limited | Hong Kong | Ordinary | 100% | |
| East Asia Holding Company, Inc. | USA | Ordinary | 100% | |
| East Asia Indonesian Holdings Limited | Seychelles | Ordinary | | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

255

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| East Asia Investment Holdings Limited | Hong Kong | Ordinary | 100% | |
| East Asia Investments Holdings (BVI) Ltd. | British Virgin Islands | Ordinary | 100% | |
| East Asia Properties Holding Company Limited | Hong Kong | Ordinary | 100% | |
| East Asia Properties Investment Company Limited | Hong Kong | Ordinary | | 100% |
| East Asia Properties (US), Inc. | USA | Ordinary | | 100% |
| East Asia Property Agency (China) Company Limited | Hong Kong | Ordinary | 100% | |
| East Asia Property Agency Company Limited | Hong Kong | Ordinary | 100% | |
| East Asia Property Agency (Guangzhou) Limited *(to be dissolved on 21st February, 2006)* | People's Republic of China | N/A | | 100% |
| East Asia Property Agency (Shanghai) Limited | People's Republic of China | N/A | | 100% |
| East Asia Property Development (Shanghai) Limited | Hong Kong | Ordinary | | 100% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| East Asia Property Holdings (Jersey) Limited | British Virgin Islands *(formerly: Jersey)* | Ordinary | 100% | |
| East Asia Property Management (China) Limited | Hong Kong | Ordinary | | 100% |
| East Asia Property Management (Guangzhou) Limited | People's Republic of China | N/A | | 100% |
| East Asia Secretaries Limited | Hong Kong | Ordinary | 100% | |
| East Asia Securities Company Limited | Hong Kong | Ordinary | 100% | |
| East Asia Securities Inc. | Canada | Common | | 100% |
| East Asia Services (Holdings) Limited | Hong Kong | Ordinary | 100% | |
| East Asia Strategic Holdings Limited | British Virgin Islands | Ordinary | 100% | |
| Far East Bank Nominees Limited | Hong Kong | Ordinary | | 100% |
| FEB (1989) Limited | Hong Kong | Ordinary & Non-Voting Deferred | | 100% |

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
| Global Success Ltd. | British Virgin Islands | Ordinary | | 100% |
| Golden Empire International Inc. | British Virgin Islands | Ordinary | | 100% |
| Golden Properties Finance Ltd. | British Virgin Islands | Ordinary | | 100% |
| Golden Queen International Ltd. | British Virgin Islands | Ordinary | | 100% |
| Golden Wings International Ltd. | British Virgin Islands | Ordinary | | 100% |
| Goldmond Company Limited | British Virgin Islands | Ordinary | | 100% |
| Goldmond Finance Company Limited | British Virgin Islands | Ordinary | | 100% |
| Leader One Limited | British Virgin Islands | Ordinary | 100% | |
| Red Phoenix Limited | Hong Kong | Ordinary | 100% | |
| Shanghai Dong Yan Property Management Limited | People's Republic of China | N/A | | 100% |
| Shenzhen East Asia Property Management Limited | People's Republic of China | N/A | | 100% |
| The Bank of East Asia (BVI) Limited | British Virgin Islands | Ordinary | 100% | |
| The Bank of East Asia (Canada) | Canada | Common | 100% | |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格
Form AC1

(附表一 Schedule 1)

公司編號 Company Number

| 255 |
|---|

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
| The Bank of East Asia (Nominees) Limited | Hong Kong | Ordinary | 100% | |
| The Bank of East Asia (Nominees) Private Limited | Singapore | Ordinary | 100% | |
| The Bank of East Asia Nominees (UK) Limited | UK | Ordinary | 100% | |
| The Bank of East Asia (U.S.A.) N.A. | USA | Ordinary | | 100% |
| Toursafe Limited | Hong Kong | Ordinary | | 100% |
| Travelguard Limited | Hong Kong | Ordinary | | 100% |
| Travelsafe Limited | Hong Kong | Ordinary | | 100% |
| Tung Shing Holdings (BVI) Limited | British Virgin Islands | Ordinary | 100% | |
| UCB Limited | Hong Kong | Ordinary | 100% | |
| United Chinese (Nominees) Limited | Hong Kong | Ordinary | 100% | |
| Walker St. Land Corp. | USA | Common | 100% | |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.



指明編號 1/2005 (修訂) (2005年12月)
Specification No. 1/2005 (Revision) (Dec. 2005)

公司編號 Company Number

255

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Blue Care JV (BVI) Holdings Limited | British Virgin Islands | Ordinary | | 80% |
| Blue Care Medical Services Limited | Hong Kong | Ordinary | | 80% |
| Abacus (Nominees) Limited | Hong Kong | Ordinary | | 76% |
| Abacus Share Registrars Limited | Hong Kong | Ordinary | | 76% |
| Acheson Limited | Hong Kong | Ordinary | | 76% |
| Alhart Limited | Hong Kong | Ordinary | | 76% |
| Barbinder & Co. Pte. Ltd. | Singapore | Ordinary | | 76% |
| Becmac Limited | Hong Kong | Ordinary | | 76% |
| Beecroft Limited | Hong Kong | Ordinary | | 76% |
| Branford Investments Limited | British Virgin Islands | Ordinary | | 76% |
| Camceb Limited | Hong Kong | Ordinary | | 76% |
| Cane Garden Bay Limited | British Virgin Islands | Ordinary | | 76% |
| Cheam Holdings Limited | British Virgin Islands | Ordinary | | 76% |
| Cheam Nominees Limited | British Virgin Islands | Ordinary | | 76% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Clacton Company Limited | Hong Kong | Ordinary | | 76% |
| Clancy Limited | Hong Kong | Ordinary | | 76% |
| Delanez Limited | Hong Kong | Ordinary | | 76% |
| Denroy Nominees Limited | Hong Kong | Ordinary | | 76% |
| Dersale Limited | Hong Kong | Ordinary | | 76% |
| Digex Limited | Hong Kong | Ordinary | | 76% |
| Directra Overseas Services Inc. | British Virgin Islands | Ordinary | | 76% |
| Directra Services Limited | Hong Kong | Ordinary | | 76% |
| East Asia Corporate Services (BVI) Limited | British Virgin Islands | Ordinary | | 76% |
| East Asia Corporate Services (Nominees) Ltd. | British Virgin Islands | Ordinary | | 76% |
| East Asia Holdings (BVI) Limited | British Virgin Islands | Ordinary | | 76% |
| East Asia Liquidators Ltd. | British Virgin Islands | Ordinary | | 76% |
| East Asia Marketing Limited | British Virgin Islands | Ordinary | | 76% |
| East Asia Secretarial Services Ltd. | British Virgin Islands | Ordinary | | 76% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
| East Asia Secretaries (BVI) Limited | British Virgin Islands | Ordinary | | 76% |
| Elemen Limited | Hong Kong | Ordinary | | 76% |
| Equity Trustee Limited | British Virgin Islands | Ordinary | | 76% |
| Essex Nominees Limited | British Virgin Islands | Ordinary | | 76% |
| Evatthouse Corporate Services Pte. Ltd. | Singapore | Ordinary | | 76% |
| Firmley Company Limited | Hong Kong | Ordinary | | 76% |
| Flowery World Corporation | British Virgin Islands | Ordinary | | 76% |
| Fortra Overseas Services Inc. | British Virgin Islands | Ordinary | | 76% |
| Fortra Services Limited | Hong Kong | Ordinary | | 76% |
| Friendly Registrars Limited | Hong Kong | Ordinary | | 76% |
| Gainsville Limited | British Virgin Islands | Ordinary | | 76% |
| Gladwood Limited | British Virgin Islands | Ordinary | | 76% |
| Grimma Company Limited | Hong Kong | Ordinary | | 76% |
| Innopark Limited | Hong Kong | Ordinary | | 76% |
| International Holdings Corporation | Nauru | Ordinary | | 76% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

255

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Kaliwood Corporation | British Virgin Islands | Ordinary | | 76% |
| Linkwall Investments Limited | Hong Kong | Ordinary | | 76% |
| Maccabee (Nominees) Limited | Hong Kong | Ordinary | | 76% |
| Mache Holdings Limited | Hong Kong | Ordinary | | 76% |
| Mache Nominees Limited | Hong Kong | Ordinary | | 76% |
| Mactors Limited | Hong Kong | Ordinary | | 76% |
| Maintex Limited | British Virgin Islands | Ordinary | | 76% |
| Malplaquet Limited | Hong Kong | Ordinary | | 76% |
| Menroy Registrars Limited | Hong Kong | Ordinary | | 76% |
| Nola Company Limited | Hong Kong | Ordinary | | 76% |
| Norpac Holdings Limited | British Virgin Islands | Ordinary | | 76% |
| Outsource Centre Pte. Ltd. | Singapore | Ordinary | | 76% |
| Overseas Nominees Limited | Hong Kong | Ordinary | | 76% |
| Pen Ling Limited | Hong Kong | Ordinary | | 76% |
| Premier Dragon Development Limited | Hong Kong | Ordinary | | 76% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Progressive Registration Limited | Hong Kong | Ordinary | | 76% |
| Radstock Holdings Ltd. | Liberia | Bearer | | 76% |
| Ramillies Limited | Hong Kong | Ordinary | | 76% |
| Rontors Limited | Hong Kong | Ordinary | | 76% |
| Rosland Corporate Management Limited | Hong Kong | Ordinary | | 76% |
| Secretaries Limited | Hong Kong | Ordinary | | 76% |
| Secretaries.com Limited | Hong Kong | Ordinary | | 76% |
| Shanghai Tricor Tengis Consultancy Limited | People's Republic of China | N/A | | 76% |
| Shareg Nominees Limited | Hong Kong | Ordinary | | 76% |
| Standard Registrars Limited | Hong Kong | Ordinary & Non-Voting Deferred | | 76% |
| Strath Corporate Services Holdings Limited | British Virgin Islands | Ordinary | | 76% |
| Strath Corporate Services Limited | Hong Kong | Ordinary | | 76% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

255

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Strath Fiduciaries Limited | Hong Kong | Ordinary | | 76% |
| Strath Nominees Limited | Hong Kong | Ordinary | | 76% |
| Sunshine Dynamic Company Limited | Hong Kong | Ordinary | | 76% |
| Swan Nominees Limited | Hong Kong | Ordinary | | 76% |
| Tabernacle Assets Limited | Hong Kong | Ordinary | | 76% |
| Teeroy (C.I.) Limited | Jersey | Ordinary | | 76% |
| Teeroy Limited | Hong Kong | Ordinary | | 76% |
| Tengis International Limited | British Virgin Islands | Ordinary | | 76% |
| Tengis Limited | Hong Kong | Ordinary | | 76% |
| Tengis Services Limited | British Virgin Islands | Ordinary | | 76% |
| Tricor Asia Limited | British Virgin Islands | Ordinary | | 76% |
| Tricor China Limited | British Virgin Islands | Ordinary | | 76% |
| Tricor Consultancy (Beijing) Limited | People's Republic of China | N/A | | 76% |
| Tricor EACS (Hong Kong) Limited *(formerly: Tricor International Limited)* | Hong Kong | Ordinary | | 76% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Tricor Executive Resources Limited | Hong Kong | Ordinary | | 76% |
| Tricor Global Limited | Cayman Islands | Ordinary | | 76% |
| Tricor Holdings Limited | British Virgin Islands | Ordinary | | 76% |
| Tricor Holdings Pte. Ltd. *(formerly: Tricor Singapore Pte. Ltd.)* | Singapore | Ordinary | | 76% |
| Tricor International Trustee Limited | British Virgin Islands | Ordinary | | 76% |
| Tricor Investor Services Limited | Hong Kong | Ordinary | | 76% |
| Tricor Services (BVI) Limited | British Virgin Islands | Ordinary | | 76% |
| Tricor Services Limited | Hong Kong | Ordinary | | 76% |
| Tricor Services (Macau) Limited *(formerly: Tengis Servicos De Gestao, Limitada)* | Macau | N/A | | 76% |
| Tricor Signatory Limited | British Virgin Islands | Ordinary | | 76% |
| Tricor Singapore Pte. Ltd. *(formerly: Tricor Corporate Services Pte. Ltd.)* | Singapore | Ordinary | | 76% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格
Form AC1

(附表一 Schedule 1)

公司編號 Company Number

255

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱 Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate) (註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別 Class of Share | 由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note) |
| Trident Corporate Management Limited | Hong Kong | Ordinary | | 76% |
| Trident Nominees Limited | Hong Kong | Ordinary | | 76% |
| Tristan Company Limited | British Virgin Islands | Ordinary | | 76% |
| Triumphant State Limited *(name to be changed to "Tricor Corporate Secretary Limited")* | Hong Kong | Ordinary | | 76% |
| Turquandia Limited | Hong Kong | Ordinary | | 76% |
| Vanceburg Limited | British Virgin Islands | Ordinary | | 76% |
| Virtual Success Limited | Hong Kong | Ordinary | | 76% |
| Vitaway (Mauritius) Limited | Mauritius | Ordinary | | 76% |
| W.T. (Secretaries) Limited | Hong Kong | Ordinary | | 76% |
| Wai Chiu Company Limited | Hong Kong | Ordinary | | 76% |
| Wai Hop Company Limited | Hong Kong | Ordinary | | 76% |
| West Gateway Limited | Hong Kong | Ordinary | | 76% |
| Westboro Limited | British Virgin Islands | Ordinary | | 76% |
| Wilfred Co., Ltd. | The Republic of the Marshall Islands | Ordinary | | 76% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

## 附屬公司的詳情 Particulars of Subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體)<br>Country of Incorporation or Address of the Principal Place of Business (for a company Not being a body corporate)<br>(註 Note 7) | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company | | |
|---|---|---|---|---|
| | | 股份類別<br>Class of Share | 由公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company (or its nominee)<br>(註 Note) | 由公司的附屬公司(或其代名人)所持股份的百分率<br>Percentage of Shares Held by the Company's Subsidiary (or its nominee)<br>(註 Note) |
| Tricor Executive Recruitment Ltd. | Thailand | Ordinary | | 57% |
| Tricor Outsourcing (Thailand) Ltd. | Thailand | Ordinary | | 57% |

**註 Note**

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

CR
公司註冊處
Companies Registry

# Statement of Particulars of Shareholdings in Non-Subsidiary Companies

(公司條例第 129(5)(b) 及(5A)(b)條)
(Companies Ordinance s. 129(5)(b) & (5A)(b))

表格 Form **AC2**

重要事項 Important Notes
- 填表前請參閱《填表須知》。
請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號 Company Number: 255

**1 公司名稱 Company Name**

東亞銀行有限公司
The Bank of East Asia, Limited

**2 本陳述書的附表一載列本公司於下述財政年度終結日期持有股份的非附屬公司詳情**
**The particulars of the Company's shareholdings in companies not being its subsidiaries as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement**

財政年度的終結日期
**Closing Date of the Financial Year**

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 31 | 12 | 2005 |

本陳述書包括 ________ 頁附表。

This Statement includes 1 page(s) of Schedule.

簽署 Signed :

姓名 Name : Ho Kam Lan

~~董事 Director/~~秘書 Secretary *

日期 Date : 12th May, 2006 (日 DD / 月 MM / 年 YYYY)

*請刪去不適用者 Delete whichever does not apply

(註 Note 4)

**提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference:

**請勿填寫本欄 For Official Use**

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

# 公司持有股份的非附屬公司詳情
## Particulars of shareholdings in companies not being subsidiaries

| 公司名稱<br>Company Name | 成立爲法團所在的國家<br>Country of Incorporation | 本公司所持股份的類別及佔已發行股份的面值比例<br>Class and proportion of the nominal value of the issued shares held by the Company<br>股份類別<br>Class of Share | 所持股份的百分率<br>Percentage of Shares Held<br>(註 Note) |
|---|---|---|---|
| Beppeb Capital Pte. Ltd.<br>*(In Members' Voluntary Liquidation)* | Singapore | Ordinary "A"<br>"A" Redeemable Preference<br>"E" Redeemable Preference | 35% |
| East Asia GE Commercial Finance Limited | Hong Kong | Ordinary | 50% |
| ICEA Finance Holdings Limited | British Virgin Islands | Ordinary | 25% |
| Platinum Holdings Company Limited | Cayman Islands | Ordinary | 30% |
| Summit Securities (S) Pte. Limited*<br>*(In Members' Voluntary Liquidation)* | Singapore | Ordinary | 24% |
| Trans-Ocean Insurance Company, Limited | Hong Kong | Ordinary | 49% |

* dissolved on 2nd February, 2006

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

BEA東亞銀行

# The Bank of East Asia, Limited

*(Incorporated in Hong Kong with limited liability in 1918)*

**(Stock Code: 23)**

## CONNECTED TRANSACTION

The Board is pleased to announce that on 17th May, 2006, the Bank has formed the JV Company with certain connected persons, Dr. William MONG Man-wai and Mr. Stephen Charles LI Kwok-sze, both being directors of the Bank and Dr. Simon LI Fook-sean, an ex-director of the Bank, and their respective associates and certain independent third parties.

The JV Company is owned as to: 51.11% by the Bank; 16.67% by Dr. William MONG Man-wai and his associates; 3.33% by Mr. Stephen Charles LI Kwok-sze and his associates; 1.11% by Dr. Simon LI Fook-sean and the remaining 27.78% interest in the JV Company is held by several independent third parties. The sole business of the JV Company is its investment in US$90 million or equivalent worth of the shares in the global offering of Bank of China Limited, a joint stock company incorporated in the People's Republic of China with limited liability and whose shares are to be listed on the Stock Exchange on 1st June, 2006.

As the applicable percentages ratios for the transaction in respect of the JV Company are more than 0.1% but less than 2.5% for the Bank, such transaction constitutes a connected transaction for the Bank under Rule 14A.32 (1) of the Listing Rules and is only subject to reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempted from the independent shareholders' approvals requirement.

### Formation of the JV Company

The Bank of East Asia, Limited (the "Bank") is pleased to announce that on 17th May, 2006, the Bank has formed a joint venture company, Manilink Company Limited (the "JV Company") with Dr. William MONG Man-wai and his associates; Mr. Stephen Charles LI Kwok-sze and his associates and Dr. Simon LI Fook-sean, the father of Mr. Stephen Charles LI Kwok-sze, who retired as a director of the Bank with effect from 7th April, 2006 and certain independent third parties.

As Dr. William MONG Man-wai and Mr. Stephen Charles LI Kwok-sze are Non-executive Directors of the Bank and Dr. Simon LI Fook-sean is an ex-director of the Bank, they are connected persons of the Bank, the formation of the JV Company with Dr. William MONG Man-wai, Mr. Stephen Charles LI Kwok-sze and Dr. Simon LI Fook-sean and their respective associates is a connected transaction for the Bank under Rule 14A.32 (1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

### Information about the JV Company

The JV Company was incorporated in the British Virgin Islands with limited liability on 6th April, 2006. The total issued share capital of the JV Company is US$90, comprising of 90 shares of US$1 each, all of which have been fully paid up.

The sole business of the JV Company is its investment in US$90 million or equivalent worth of the shares in the global offering of Bank of China Limited, a joint stock company incorporated in the People's Republic of China with limited liability and whose shares are to be listed on The Stock Exchange of Hong Kong Limited on 1st June, 2006. The JV Company has entered into an agreement with the Bank of China Limited on 9th May, 2006 with regard to its proposed subscription of US$90 million or equivalent worth of shares in the institutional tranche of the global offering of Bank of China Limited. The JV Company will finance the acquisition of the US$90 million or equivalent worth of shares of Bank of China Limited by shareholders loan contributed by its shareholders in proportion to their respective shareholdings in the JV Company.

### Shareholdings of the JV Company

The JV Company is owned as to: 51.11% by the Bank; 16.67% by Dr. William MONG Man-wai and his associates; and 3.33% by Mr. Stephen Charles LI Kwok-sze and his associates and 1.11% by Dr. Simon LI Fook-sean and the remaining 27.78% interest in the JV Company is held by independent third parties not connected with the chief executive, substantial shareholders of the Bank and its subsidiaries or any of their respective associates who are clients of the Bank. It is agreed that profit and loss in the JV Company will be shared by the Bank and the other shareholders in proportion to their respective shareholdings in the JV Company. The total funding commitment of the Bank in the JV Company in the form of capital and shareholders loan is US$46 million, representing its 51.11% interest in the JV Company. It is expected that such commitment will be funded from the Bank's internal resources. A wholly owned subsidiary of the Bank, The Bank of East Asia (Nominees) Limited, will act as the sole director of the JV Company. The JV Company will be regarded as a subsidiary of the Bank and its accounts will be consolidated into the accounts of the Bank.

### Reasons and benefit of the JV

The Bank is a licensed bank incorporated and domiciled in Hong Kong. The principal activities of the Bank and its subsidiaries are the provision of banking and related financial services and business, corporate and investor services.

As the JV Company will hold the US$90 million or equivalent worth of shares of Bank of China Limited, the investment in the JV Company represents a good investment opportunity for the Bank and it is in line with the business strategy of the Bank to form strategic alliance with banks in the People's Republic of China.

In addition to its commitment to subscribe for the Bank of China Limited shares through the JV Company, the Bank has also entered into an agreement with Bank of China Limited on 9th May, 2006 to subscribe for US$90 million or equivalent worth of shares in the institutional tranche of the global offering of Bank of China Limited.

As the capital and the funding requirements of the JV Company are contributed by the Bank and the other shareholders in proportion to their respective shareholdings in the JV Company, the Directors (including the independent non-executive directors) have confirmed that the investment in the JV Company was entered into on normal commercial terms and are fair and reasonable and in the interests of the Bank and its shareholders as a whole.

### General

As the applicable percentages ratios for the transaction in respect of the JV Company are more than 0.1% but less than 2.5% for the Bank, the transaction is only subject to reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempted from the independent shareholders' approvals requirement.

By Order of the Board
**Molly HO Kam-lan**
*Company Secretary*

Hong Kong, 18th May, 2006.

*As at the date of this announcement, the Executive Directors of the Bank are: Dr. The Hon. Sir David LI Kwok-po (Chairman and Chief Executive), Mr. Joseph PANG Yuk-wing (Deputy Chief Executive) and Mr. CHAN Kay-cheung (Deputy Chief Executive); Non-executive Directors of the Bank are: Dr. LI Fook-wo, Mr. Aubrey LI Kwok-sing, Dr. William MONG Man-wai, Tan Sri Dr. KHOO Kay-peng, Mr. Richard LI Tzar-kai, Mr. Eric LI Fook-chuen and Mr. Stephen Charles LI Kwok-sze; and Independent Non-executive Directors of the Bank are: Mr. WONG Chung-hin, Dr. LEE Shau-kee, Dr. Allan WONG Chi-yun, Mr. Winston LO Yau-lai, Mr. Thomas KWOK Ping-kwong, Mr. TAN Man-kou and Mr. Kenneth LO Chin-ming.*

**CR**

公 司 註 冊 處
**Companies Registry**

# 股份分配申報表
# Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 **Form** **SC1**

**重要事項 Important Notes**

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 **Company Number**

255

**1 公司名稱 Company Name**

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 **From**

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 02 | 05 | 2006 |

至 **To**

| 日 DD | 月 MM | 年 YYYY |
|---|---|---|
| 29 | 05 | 2006 |

**3 本次股份分配的總款額 Totals of this Allotment**

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| (註 Note 8) 已繳及應繳的*總*面額<br>**Total** Nominal Amount Paid and Payable | HK$ | 9,012,500.00 |
| 已繳及應繳的溢價*總*額 [第5A(a) + 5B(a)項]<br>**Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HK$ | 71,386,800.00 |

**4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HK$ | 3,842,675,102.50 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (GM)

**請勿填寫本欄 For Official Use**

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | -95,000- | HK$2.50 | HK$15.80 | Nil | HK$13.30 | HK$1,263,500.00 |
| Ordinary | -240,000- | HK$2.50 | HK$14.90 | Nil | HK$12.40 | HK$2,976,000.00 |
| Ordinary | -985,000- | HK$2.50 | HK$23.23 | Nil | HK$20.73 | HK$20,419,050.00 |
| Ordinary | -2,285,000- | HK$2.50 | HK$22.95 | Nil | HK$20.45 | HK$46,728,250.00 |

(註 Note 9)

### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |
| | | | | | | |

(註 Note 10)

分配上述(B)項股份的代價
**Consideration for which the Shares in (B) have been Allotted**

N/A



指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

## 6 獲分配股份者的詳情 Details of Allottee(s)

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class | 類別 Class |
|---|---|---|---|
| | | Ordinary | |
| See the attached list | | -3,605,000- | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | 各類別股份分配的總數 Total Shares Allotted by Class | -3,605,000- | |

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 30 / 05 / 2006
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

公司註冊處
Companies Registry

# Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

**1 公司名稱 Company Name**

The Bank of East Asia, Limited 東亞銀行有限公司

註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

| | 日 DD | 月 MM | 年 YYYY |
|---|---|---|---|
| 由 From | 01 | 06 | 2006 |
| 至 To | 30 | 06 | 2006 |

**3 本次股份分配的總款額 Totals of this Allotment**

| | 貨幣單位 Currency | 款額 Amount |
|---|---|---|
| 註 Note 8) 已繳及應繳的總面額 **Total** Nominal Amount Paid and Payable | HK$ | 737,500.00 |
| 已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] **Total** Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)] | HK$ | 5,849,700.00 |

**4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)**
**Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)**

| 貨幣單位 Currency | 款額 Amount |
|---|---|
| HK$ | 3,843,412,602.50 |
| | |
| | |

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (GM)

**請勿填寫本欄 For Official Use**

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

## 5 本次股份分配的詳情 Details of this Allotment

### A. 現金支付的分配股份 Shares Allotted for Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| Ordinary | -25,000- | HK$2.50 | HK$14.90 | Nil | HK$12.40 | HK$310,000.00 |
| Ordinary | -65,000- | HK$2.50 | HK$23.23 | Nil | HK$20.73 | HK$1,347,450.00 |
| Ordinary | -205,000- | HK$2.50 | HK$22.95 | Nil | HK$20.45 | HK$4,192,250.00 |
| | | | | | | |

(註 Note 9)

### B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

| 股份類別 Class of Shares | 獲分配的股份數目 Number of Shares Allotted | *每股*的面值 Nominal Value of ***Each Share*** | *每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium) | | *每股*的溢價款額 Premium on ***Each Share*** | 被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a) |
|---|---|---|---|---|---|---|
| | | | 已繳付 Paid | 應繳付 Payable | | |
| | | | | | | |
| | | | | | | |

(註 Note 10)

分配上述(B)項股份的代價
**Consideration for which the Shares in (B) have been Allotted**

N/A

6 獲分配股份者的詳情 **Details of Allottee(s)**

| 姓名／名稱 Name | 地址 Address | 各類別股份分配的數目 No. of Shares Allotted by Class | |
|---|---|---|---|
| | | 類別 Class | 類別 Class |
| | | Ordinary | |
| See the attached list | | -295,000- | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| 各類別股份分配的總數 Total Shares Allotted by Class | | -295,000- | |

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 30 / 06 / 2006

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*



指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)

BEA 東亞銀行

Our Ref. SHR/06/62

3rd July, 2006

By Fax 29051327 & By Hand
Head of Listing Division,
The Stock Exchange of Hong Kong Limited,
11/F, One International Finance Centre,
1, Harbour View Street, Central,
Hong Kong.

Attn: Mr. John Lau
Assistant Vice President

Dear Sirs,

Please be informed that a Directors' meeting of this Bank will be held at 11:00 a.m. on Friday, 4th August, 2006 for the purpose of announcing the interim results and declaring an interim dividend for the six months ended 30th June, 2006.

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

Molly Ho Kam-lan
Company Secretary

MH/TT/609

The Bank of East Asia, Limited 東亞銀行有限公司
10 Des Voeux Road Central, Hong Kong 香港中環德輔道中10號
Telephone 電話 (852) 3608 3608 Facsimile 傳真 (852) 3608 6000 Telex 電傳 HX 73017
www.hkbea.com